

October 4, 2023

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

> **Re: Orangekloud Technology Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 28, 2023**
> **CIK No. 0001979407**

Dear Kian Hwa Goh:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Metrics, page 41

1. We note the revisions made in response to prior comment 1. Please explain further what you mean by "application software on premise at one-time off paying on the software contributed from third party products." In addition, we note your current revenue recognition policy on F-13 only includes third-party licenses. Please revise to discuss how you recognize revenue from these non-recurring third-party products.

General

2. We note your response to prior comment 2. Please expand your disclosure to include a discussion of the effect the Reorganization will have on the company's shareholders.

   Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick